NO ACT

P.E.
03/21/2016



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2016

Received SEC
MAR 25 2016
Washington, DC 20549

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Act: 1934
Section:
Rule: 14a-8 (i)(10)
Public Availability: 3-25-16

Re: NVR, Inc.
Incoming letter dated March 21, 2016

Dear Mr. Dye:

This is in response to your letter dated March 21, 2016 concerning the shareholder proposal submitted to NVR by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund. We also have received a letter on the proponents' behalf dated March 22, 2016. On February 12, 2016, we issued our response expressing our informal view that NVR could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that NVR may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that NVR's policies, practices and procedures compare favorably with the guidelines of the proposal and that NVR has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if NVR omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

David R. Fredrickson
Chief Counsel



16004331

cc: Richard S. Simon
The City of New York
Office of the Comptroller
rsimon@comptroller.nyc.gov



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

KATHRYN E. DIAZ
GENERAL COUNSEL

OFFICE OF THE GENERAL COUNSEL

RICHARD SIMON
DEPUTY GENERAL COUNSEL

MUNICIPAL BUILDING
ONE CENTRE STREET, 6TH FLR., ROOM 602
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-4568
RSIMON@COMPTROLLER.NYC.GOV

BY EMAIL

March 22, 2016

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: NVR Inc.;
Shareholder Proposal submitted by the New York City Retirement Systems

To Whom It May Concern:

I write on behalf of the New York City Retirement Systems (the "Systems"), in response to the March 21, 2016 request (the "Request") of NVR Inc. ("NVR" or the "Company") for reconsideration of the February 12, 2016 denial by the Staff of the Division of Corporation Finance (the "Staff") of NVR's request for no-action advice under Rule 14a-8(i)(10) as to the Systems' proxy access proposal (the "Proposal"). NVR does not claim that the Staff earlier overlooked or was unaware of any material fact. Rather the Company asserts that since it has once again changed some -- but not all – aspects of its proxy access bylaw that differ from the Proposal, it should now, in effect, be allowed to make a second and new (i)(10) request, under the guise of a request for reconsideration. We respectfully submit that the Request is without merit, and should be denied. Given the extremely short time before the mailing date, our arguments will be abbreviated.

First, the Request should be denied as untimely. NVR did not submit its Request until March 21, a full 38 days after the Staff's February 12, 2016 denial of no-action advice, and just a few days short of one year since the Company's mailing of its 2015 proxy materials (dated March 24, 2015). It would set an unfortunate precedent to allow companies to burden Staff and proponents, on such short notice, so soon before a mailing deadline, with requests for reconsideration or successive no-action requests.

Second, NVR and other companies should not be allowed multiple bites at the (i)(10) apple. If any company truly wishes to substantially implement a proposal, it should not do so a bit at a time, two or more times within a single proxy season, testing the Staff's reaction each time to see how much is just enough to get no-action advice. That, too, is an improper imposition upon Staff and proponents, whether cast as a request for reconsideration or as a successive no-action request.

Third, the merits of the Company's (i)(10) arguments do not support reconsideration. The still-unchanged parts of NVR's proxy access bylaw that differ from the Systems' Proposal would substantially impede, not implement, proxy access:

1. NVR's requirement that all nominating shareholders must state an intention to hold the required shares for a year after the meeting date is impractical for many pension funds, foundations, endowments and similar institutional investors that delegate investment discretion to outside investment advisors. While those investors could represent an intention simply to remain shareholders, as the Proposal requests – and as they do for the comparably modest requirements for submitting shareholder proposals – they cannot speak for the intent of a third party with investment discretion to continue to hold all or almost all of a multimillion dollar stock position, through the coming year's unpredictable market conditions. Nor could any investor or manager passively investing in an index predict whether a major rebalancing or change in composition of the relevant index could result in a large decrease in holdings of a particular company. Such an intent requirement could thus bar many such investors from joining nominating efforts, and so make it far more difficult to reach 3% within a 20-person-group limit.

   Moreover, such "intent to hold" provisions are becoming uncommon in public companies' proxy access bylaws. By our count, of 97 companies that have adopted proxy access bylaws in the past three months, only 35 have included provisions that in any way reference an intent to hold, and many of those only require the proponent to disclose whether or not it intends to hold the shares.

2. A number of institutional investors could also be barred by the bylaw's counting as multiple "group" members those investors that share common investment management, but that due to having separate boards of trustees or directors, do not have common investment control. The Systems themselves, with common investment management through the New York City Office of the Comptroller, but with five legally separate and independent Boards, would then count as five group members. Similarly, we believe that NVR's bylaw would count many mutual fund families, with a single adviser but multiple separate Boards, as multiple group members. Thus, a joint nominating effort by the Systems and just one mutual fund family could quickly use up most of the 20 group-member slots the Company's bylaw provides. To use an actual example from NVR's 2015 annual meeting, the eight JP Morgan funds that voted 1.62% of NVR's shares, added to the five Systems, would already count as 13 of the 20 group members.

   As shown in the spreadsheet attached as Exhibit A, even companies whose bylaws count, as a single shareholder, entities "under common management and investment control," will usually also count, as a single shareholder, entities "under common management and funded primarily by the same employer" and a "family [or group] of investment companies." Those common and important saving provisions prevent the problems noted above. In contrast, NVR's bylaw lacks those saving provisions altogether.

3. For both of the above reasons, in the specific context of the Company's amended bylaw, the 20-group-member limit is a real and serious impediment to proxy access, and so is inconsistent with a finding of substantial implementation.*

---

* While the Systems believe that any bylaw with 20-group-member limit can never substantially implement a proxy access proposal that has no such limit, the Staff need not decide that broader issue here.

For the reasons set forth above, the Systems respectfully submit that NVR's Request for Reconsideration of the Staff's February 12, 2016 decision not to issue "no-action" advice under Rule 14a-8(i)(10) should be denied.

Thank you for your consideration.

Sincerely,



Richard S. Simon

Cc: Alan L. Dye, Esq.
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Michael Garland
NYC Office of the Comptroller

EXHIBIT A

eBay Inc.	3/18/2016	Two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by a single employer or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940 (such funds together under each of (i), (ii) or (iii), a "Qualifying Fund") shall be treated as one stockholder for the purpose of determining the aggregate number of stockholders referred to in the preceding sentence of this paragraph,
salesforce.com, inc.	3/21/2016	Two or more collective investment funds that are (i) under common management and investment control, (ii) under common management and funded primarily by a single employer or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940 (as amended from time to time the "Investment Company Act") (such funds together under each of (i), (ii) or (iii) comprising a "Qualifying Fund") shall be treated as one record stockholder or beneficial owner for the purpose of determining the aggregate number of record stockholders and beneficial owners in this paragraph, and treated as one person for the purpose of determining "ownership" as defined in this Section 2.16
Roper Technologies, Inc.	3/14/2016	The following shall be treated as one Eligible Stockholder if such Eligible Stockholder shall provide together with the Nomination Notice documentation satisfactory to the board of directors or its designee, acting in good faith, that demonstrates compliance with the following criteria: (1) funds under common management and investment control; (2) funds under common management and funded primarily by the same employer; or (3) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended).
Splunk Inc.	3/11/2016	a group of funds that are (1) under common management and investment control, (2) under common management and funded primarily by the same employer or (3) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder
Home Depot, Inc., The	3/8/2016	a group of any two (2) or more funds that are under common management and investment control, (B) a group of any two (2) or more funds that are under common management and funded primarily by a single employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one (1) shareholder or beneficial owner for this purpose.

Company Name	Date	Eligible Shareholders Definition
Allison Transmission Holdings, Inc.	3/14/2016	Two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by a single employer or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940 (two or more funds referred to under any of clause (i), (ii) or (iii), collectively a "Qualifying Fund") shall be treated as one Eligible Stockholder.
General Mills, Inc.	3/8/2016	For this purpose, two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by the same employer, or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (each, a "Qualifying Fund"), shall be treated as one stockholder or beneficial owner
FedEx Corporation	3/7/2016	The following shall be treated as one Eligible Stockholder if such Eligible Stockholder shall provide, together with the Nomination Notice, documentation satisfactory to the board of directors or its designee, acting in good faith, that demonstrates compliance with the following criteria: (1) funds under common management and investment control; (2) funds under common management and funded primarily by the same employer; or (3) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended)
Mosaic Company, The	3/4/2016	A "Qualifying Fund Group" is any two (2) or more funds that (x) are under common management and investment control, (y) are under common management and funded primarily by the same employer or (z) constitute a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.
Edwards Lifesciences Corporation	3/2/2016	A "Qualifying Fund Group" means two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer or (C) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (or any successor provisions thereto).
Quest Diagnostics Incorporated	3/2/2016	Two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by a single employer or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (such funds together under each of (i), (ii) or (iii) comprising a "Qualifying Fund") shall be treated as one stockholder for purposes of determining the members of a group of stockholders comprising one Eligible Stockholder.

Avon Products, Inc.	3/7/2016	two or more funds that are (1) under common management and investment control, (2) under common management and funded primarily by a single employer or (3) a "group of investment companies," as such term is defined in Section 14(d)(1)(G)(ii) of the Investment Company Act of 1940 (as amended from time to time the "Investment Company Act") (such funds together under each of (1), (2) or (3) comprising a "Qualifying Fund") shall be treated as one shareholder for the purpose of determining the aggregate number of shareholders in this paragraph and treated as one owner as defined in Section 14(b)(iii) provided that each fund comprising a Qualifying Fund otherwise meets the requirements set forth in this Section 14(b).
Cerner Corporation	2/29/2016	Two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by a single employer or (iii) a "group of investment companies," as such term is defined in Section 12 (d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (two or more funds referred to under any of clause (i), (ii) or (iii), collectively a "Qualifying Fund") shall be treated as one Eligible Stockholder.
Unum Group	2/26/2016	Two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by the same employer, or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (any such fund, a "Qualifying Fund"), shall be treated as one Eligible Holder
AbbVie Inc	2/22/2016	A group of funds shall be treated as one Eligible Holder for the purpose of determining the aggregate number of stockholders in this paragraph (C) if such Eligible Holder shall provide, together with the Nomination Notice, documentation reasonably satisfactory to the Corporation that demonstrates that the funds are (A) under common management and investment control, (B) under common management and funded primarily by the same employer, or (C) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, and each fund otherwise meets the requirements set forth in this Section 2.13
Goldman Sachs Group, Inc. , The	2/22/2016	A group of funds that are (i) under common management and investment control, (ii) under common management and funded primarily by a single employer or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one Eligible Holder
Whiting Petroleum Corporation	2/22/2016	two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one Eligible Holder

Xylem Inc.	2/25/2016	A group of any two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by a single employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one shareholder or beneficial owner
Kellogg	2/23/2016	a group of funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, (or any successor rule) (a "Qualifying Fund") shall be treated as one shareowner,
PG&E Corporation	2/19/2016	The following shall be treated as one Eligible Shareholder if such Eligible Shareholder shall provide together with the Nomination Notice documentation satisfactory to the Board of Directors or its designee, acting in good faith, that demonstrates compliance with the following criteria: (1) funds under common management and investment control; (2) funds under common management and funded primarily by the same employer; or (3) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended).
United Continental Holdings, Inc.	2/19/2016	The following shall be treated as one Eligible Stockholder or one member of a Nominator Group if such Eligible Stockholder or member of a Nominator Group shall provide together with the Nomination Notice documentation that demonstrates compliance with the following criteria: (A) funds under common management and investment control; (B) funds under common management and funded primarily by the same employer; or (C) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended).
Stericycle, Inc.	2/17/2016	The following shall be treated as one Eligible Stockholder or one member of a Nominator Group if such Eligible Stockholder or member of a Nominator Group shall provide together with the Nomination Notice documentation that demonstrates compliance with the following criteria: (i) funds under common management and investment control; (ii) funds under common management and funded primarily by the same employer; or (iii) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended).

Zoetis Inc.	2/19/2016	Two or more collective investment funds that are part of same family of funds by virtue of being under common management and investment control, under common management control and sponsored primarily by the same employer or a "group of investment companies" (as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended) (a "Qualifying Fund") shall be treated as one stockholder
Xcel Energy Inc.	2/18/2016	(i) a group of funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) or any successor provision of the Investment Company Act of 1940, as amended, shall be treated as one shareholder,
Newmont Mining Corporation	2/17/2016	Two or more collective investment funds that are part of the same family of funds by virtue of being under common management and investment control, under common management control and primarily sponsored by the same employer or a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940 (collectively, a "Qualifying Fund") shall be treated as one stockholder for the purpose of determining the aggregate number of stockholders under this Section 4A(6),
Amgen Inc.	2/17/2016	A group of funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (or any successor rule) shall be treated as one Eligible Holder
American Tower Corporation	2/16/2016	two or more funds or trusts that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (each, a "Qualifying Fund"), shall be treated as one stockholder or beneficial owner.
BorgWarner Inc.	2/16/2016	counting as one stockholder, for this purpose, any two or more funds that are part of the same Qualifying Fund Group. A "Qualifying Fund Group" means two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer or (C) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.
Honeywell International Inc.	2/12/2016	two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall, in each case, be treated as one stockholder.

Dover Corporation	2/11/2016	counting as one stockholder, for this purpose, any two or more funds that are part of the same Qualifying Fund. "Qualifying Fund Group" means two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer or (C) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.
International Paper Company	2/10/2016	The following shall be treated as one Eligible Stockholder if such Eligible Stockholder shall provide together with the Nomination Notice documentation satisfactory to the Board of Directors or its designee, acting in good faith, that demonstrates compliance with the following criteria: (1) funds under common management and investment control; (2) funds under common management and funded primarily by the same employer; or (3) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended).
Sonoco Products Company	2/10/2016	a group of funds that are (1) under common management and investment control, (2) under common management and funded primarily by the same employer, or (3) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (a "Qualifying Fund") shall be treated as one shareholder,
Apache Corporation	2/9/2016	Two or more collective investment funds that are (I) under common management and investment control; (II) under common management and sponsored primarily by the same employer; or (III) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940 (a "Qualifying Fund") shall be treated as one stockholder
CMS Energy Corporation	2/8/2016	The following shall be treated as one Eligible Shareholder if such Eligible Shareholder shall provide together with the Nomination Notice documentation satisfactory to the Board of Directors or its designee that demonstrates compliance with the following criteria: funds that are (1) under common management and investment control, (2) under common management and funded primarily by a single employer or (3) a "group of investment companies" or "family of investment companies" as such terms are defined in the Investment Company Act of 1940, as amended
Murphy Oil Corporation	2/5/2016	The following shall be treated as one Eligible Stockholder if such Eligible Stockholder shall provide together with the Nomination Notice documentation satisfactory to the board of directors or its designee, acting in good faith, that demonstrates compliance with the following criteria: (1) funds under common management and investment control; (2) funds under common management and funded primarily by the same employer; or (3) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended).

Time Warner Inc.	2/2/2016	two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder
McGraw Hill Financial, Inc	2/2/2016	The following shall be treated as one Eligible Stockholder if such Eligible Stockholder shall provide together with satisfactory Nomination Notice documentation that demonstrates compliance with the following criteria: (1) funds under common management and investment control; (2) funds under common management and funded primarily by the same employer; or (3) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended).
NiSource Inc.	2/1/2016	The following shall be treated as one Eligible Stockholder or one member of a Nominator Group if such Eligible Stockholder or member of a Nominator Group shall provide together with the Nomination Notice documentation that demonstrates compliance with the following criteria: (1) funds under common management and investment control; (2) funds under common management and funded primarily by the same employer; or (3) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended).
HCP	2/1/2016	counting as one stockholder, for this purpose, any two or more funds that are part of the same Qualifying Fund Group. A "Qualifying Fund Group" is a group of two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.
Alliance Data Systems Corporation	2/1/2016	The following shall be treated as one Eligible Stockholder if such Eligible Stockholder shall provide, together with the Nomination Notice documentation reasonably satisfactory to the Board or its designee that demonstrates compliance with the following criteria: (A) funds under common management and investment control; (B) funds under common management and funded primarily by the same employer; or (C) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended).
Brocade Communications Systems, Inc.	1/29/2016	Two or more funds that are (1) under common management and investment control, (2) under common management or otherwise within the same fund family and funded primarily by the same employer, or (3) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder or beneficial owner.

Praxair, Inc.	1/29/2016	Two (2) or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer (or by a group of related employers that are under common control) or (C) a "group of investment companies", as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one Eligible Holder.
Apartment Investment and Management Company	1/28/2016	any two or more funds that are part of the same Qualifying Fund Group. A "Qualifying Fund Group" is any two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer or (C) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.
Dana Holding Corporation	1/27/2016	any two or more funds that are part of the same Qualifying Fund Group. A "Qualifying Fund Group" is a group of two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer or (C) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.
Devon Energy Corporation	1/27/2016	any two or more funds that are part of the same Qualifying Fund Group. A "Qualifying Fund Group" is any two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by the same employer or (iii) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.
Intel Corporation	1/26/2016	A group of any two or more funds that are (A) under common management and investment control, or (B) publicly offered and part of the same family of funds (as defined herein), or (C) under common management and funded primarily by a single employer, shall be treated as one stockholder or beneficial owner. "family of funds" shall mean two or more investment companies or funds (whether organized in the U.S. or outside the U.S.) that hold themselves out to investors as related companies for purposes of investment and investor services.
Johnson & Johnson	1/26/2016	A group of any two (2) or more funds that are (a) under common management and investment control, (b) under common management and funded primarily by the same employer or (c) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one shareholder or beneficial owner
CVS HEALTH CORP	1/26/2016	two or more funds that are (1) under common management and investment control, (2) under common management and funded primarily by a single employer, or (3) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one (1) stockholder or beneficial owner.

Intel Corp	1/26/2016	A group of any two or more funds that are (A) under common management and investment control, or (B) publicly offered and part of the same family of funds (as defined herein), or (C) under common management and funded primarily by a single employer, shall be treated as one stockholder or beneficial owner. "family of funds" shall mean two or more investment companies or funds (whether organized in the U.S. or outside the U.S.) that hold themselves out to investors as related companies for purposes of investment and investor services.
Intercontinental Exchange, Inc.	1/22/2016	two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder or beneficial owner.
JPMorgan Chase & Co.	1/21/2016	Two or more funds or accounts that are (i) under common management and investment control, (ii) under common management and funded primarily by the same employer (or by a group of related employers that are under common control) or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act, as amended, shall be treated as one Eligible Holder
U.S. Bancorp	1/20/2016	Two or more funds that are: (A) under common management and investment control; (B) under common management and funded primarily by the same employer or by a group of related employers that are under common control; or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one Eligible Holder
Colgate-Palmolive Company	1/15/2016	Two or more collective investment funds that are (i) under common management and investment control, (ii) under common management and funded primarily by a single employer or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940 (as amended from time to time the "Investment Company Act") (such funds together under each of (i), (ii) or (iii) comprising a "Qualifying Fund") shall be treated as one stockholder
PepsiCo, Inc.	1/11/2016	A group of any two or more (A) funds that are under common management and investment control, (B) funds that are under common management and funded primarily by a single employer (or by a group of related employers that are under common control) or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one shareholder or beneficial owner.
Duke Energy Corp.	1/6/2016	a group of funds that are (1) under common management and investment control, (2) under common management and funded primarily by the same employer, or (3) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (a "Qualifying Fund") shall be treated as one stockholder

Gilead Sciences, Inc.	12/23/2015	counting as one stockholder, for this purpose, any two (2) or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer or (C) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended
Apple Inc.	12/22/2015	two (2) or more funds that are (1) under common management and investment control, (2) under common management and funded primarily by the same employer, or (3) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one shareholder or beneficial owner.
Wells Fargo & Company	12/22/2015	Two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by a single employer or (iii) a "group of investment companies," as such term is defined, as of the date these By-Laws were amended to add this Section 3.11(a)(iv), in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940 (such funds together under each of (i), (ii) or (iii), a "Qualifying Fund") shall be treated as one stockholder
AT&T Inc.	12/18/2015	A group of two (2) or more funds that are (1) under common management and investment control, (2) under common management and funded primarily by the same employer (or by a group of related employers that are under common control), or (3) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one Eligible Holder
Pfizer Inc.	12/18/2015	any two or more funds that are part of the same Qualifying Fund Group. A "Qualifying Fund Group" means two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer or (C) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.
Dominion Resources, Inc	12/17/2015	counting as one shareholder, for this purpose, any two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by the same employer, or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended
International Flavors & Fragrances Inc.	12/17/2015	two or more funds or trusts that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Corporation Act of 1940, as amended (each, a "Qualifying Fund"), shall be treated as one shareholder

Peabody Energy Corporation	12/16/2015	Two or more collective investment funds that are (1) under common management and investment control, (2) under common management and funded primarily by the same employer or (3) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (each, a "Qualifying Fund") shall be treated as one stockholder
Boeing Company, The	12/15/2015	a group of funds that are (1) under common management and investment control, (2) under common management and funded primarily by the same employer, or (3) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, (or any successor rule) (a "Qualifying Fund") shall be treated as one stockholder,
Ameren Corporation	12/14/2015	The following shall be treated as one shareholder of record or beneficial owner, as applicable, if the applicable Eligible Shareholder shall provide together with the Notice of Proxy Access Nomination documentation reasonably satisfactory to the Board of Directors or its designee that demonstrates compliance with the following criteria: (i) funds under common management and investment control, (ii) funds under common management and funded primarily by the same employer or (iii) a "group of investment companies" (as such term is defined in the Investment Company Act of 1940, as amended);
Hasbro* (expand sharedholder definition and revised share lending requirement on Dec 14, 2015)	12/14/2015	The following shall be treated as one Eligible Shareholder if such Eligible Shareholder shall provide, together with the notice delivered to the Corporation pursuant to this Section, documentation reasonably satisfactory to the Board of Directors or its designee that demonstrates compliance with the following criteria: (1) funds under common management and investment control; (2) funds under common management and funded primarily by the same employer; or (3) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940 and the rules, regulations and forms adopted thereunder, all as amended)."
Applied Materials, Inc.	12/11/2015	two or more funds or trusts that are (x) under common management and investment control, (y) under common management and funded primarily by the same employer or (z) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (each, a " Qualifying Fund "), shall be treated as one stockholder or beneficial owner.
Caterpillar Inc.	12/10/2015	any two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended

Northrop Grumman Corporation	12/10/2015	a group of any two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by a single employer (or by a group of related employers that are under common control), or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder
Ecolab Inc.	12/3/2015	counting as one stockholder, for this purpose, any two or more funds that are part of the same Qualifying Fund Group ...A "Qualifying Fund Group" is any two or more funds that (x) are under common management and investment control, (y) are under common management and funded primarily by the same employer or (z) constitute a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.
Staples, Inc.	12/1/2015	a group of two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer (or by a group of related employers that are under common control), or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder or person for this purpose.
Pioneer Natural Resource (intention : 5/3/20/TBD. Revised on Nov. 2015 to [illegible] or 20/20)	11/20/2015	two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder or beneficial owner.
American International Group, Inc.	11/16/2015	Two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by the same employer (or by a group of related employers that are under common control) or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one Eligible Holder
Aflac Incorporated	11/12/2015	A "Qualifying Fund Group" is any two or more funds that (i) are under common management and investment control, (ii) are under common management and funded primarily by the same employer or (iii) constitute a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.
Citigroup	10/27/2015	Two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by a single employer or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940 (as amended from time to time the "Investment Company Act")

Occidental Petroleum Corporation	10/14/2015	(1) funds under common management and investment control; (2) funds under common management and funded primarily by the same employer; or (3) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended).
Chevron	9/30/2015	two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder or beneficial owner.

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(10)

March 21, 2016

BY ELECTRONIC MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N .E. Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Request for Reconsideration - NVR, Inc. (Commission File No. 001-12378) - Shareholder Proposal Submitted by the Comptroller of the City of New York

Ladies and Gentlemen,

We are writing on behalf of NVR, Inc. to request that the staff reconsider the conclusion expressed in the staff's letter dated February 12, 2016, that the Proposal may not be omitted from the Company's 2016 proxy materials under Rule 14a-8(i)(10). The Company is requesting reconsideration because, since the date of the staff's letter, the Company's board of directors has amended the Company's proxy access bylaw ("Section 3.16") to implement the essential elements of the Proposal. Based on the board's recent action, we believe that the Proposal has been substantially implemented and therefore may be excluded from the 2016 proxy materials under Rule 14a-8(i)(10). For ease of reference, capitalized terms used in this letter but not defined herein have the same meanings ascribed to them in our letter to the staff dated December 23, 2015 (the "Initial Letter").

As noted in our Initial Letter, the Proposal seeks to amend Section 3.16 in four respects:

- To reduce the number of shares of common stock an "Eligible Shareholder" must "own" from 5% to 3% of the class outstanding;
- To provide that a shareholder will be deemed to "own" shares loaned to another person if the shareholder may recall the shares within 5 business days (as opposed to 3 business days);
- To eliminate the 20-person limit on the number of shareholders who may aggregate their shares to meet the minimum ownership requirement (and, therefore, also eliminate as irrelevant the provision that treats a group of investment funds under common management and investment control as a single shareholder); and

- To revise the requirement that a nominating shareholder represent that it intends to own the "Required Shares" (i.e., the 5% minimum) for at least one year following the date of the annual meeting to require that the shareholder represent only that it will remain a shareholder during the one-year period.

On March 17, 2016, the Company's board of directors amended Section 3.16 to reduce the minimum ownership requirement from 5% to 3% of the outstanding common stock and to increase the permissible recall period for loaned shares from 3 business days to 5 business days. (The text of the revised bylaw is attached to this letter as **Exhibit A**.) There are, therefore, only two respects in which Section 3.16 differs from the Proposal: Section 3.16 imposes a 20-person limit on the number of shareholders who may aggregate their holdings to meet the 3% minimum ownership requirement, and Section 3.16 requires a nominating shareholder to represent that it intends to own the minimum number of shares for at least one year following the annual meeting.

As discussed in our Initial Letter, a company does not need to adopt a shareholder proposal exactly as proposed in order to be deemed to have substantially implemented the proposal. All that is required is that the company have addressed the essential objectives of the proposal. *See, e.g., Exelon Corp.* (Feb. 26, 2010). As the staff noted in its February 12 response to our Initial Letter, a company's proxy access bylaw will be deemed to substantially implement a shareholder proposal if the company's "policies, practices and procedures . . . compare favorably with the guidelines of the proposal."

Section 3.16 compares favorably with the "guidelines" of the Proposal and clearly achieves the Proposal's essential objectives. Section 3.16 fully and comprehensively provides for proxy access, in 21 separately designated subsections, each addressing numerous details relating to proxy access. The Proposal seeks to amend Section 3.16 in only four respects, and the Company has now adopted two of the proposed amendments, including the 3% minimum ownership requirement, which generally been considered to be on the the most "essential" elements of proxy access.

The two remaining amendments proposed by the Proponent are of far less significance and are not necessary to achieve the essential objectives of proxy access. The staff has previously agreed that a proxy access bylaw that imposes a 20-person aggregation limit substantially implements a shareholder proposal that expressly calls for aggregation by an "unrestricted number" of shareholders. *See, e.g., Alaska Air Group, Inc.* (Feb. 12, 2016). See also *Baxter International Inc.* (Feb. 12, 2016) (imposing a 30-person limit); *Capital One Financial Corporation* (Feb. 12, 2016) (imposing a 20-person limit). Similarly, the staff has agreed that a proxy access bylaw that requires a nominating shareholder to represent that it intends to hold the required minimum number of shares for at least one year following the annual meeting substantially implements a shareholder proposal that did not contemplate such procedural requirement. *See General Dynamics Corporation* (February 12, 2016); *General Electric Company* (Mar. 3, 2015). Moreover, this procedural requirement is a common and accepted element of proxy access in the view of most members of the investment community, appearing in the proxy access bylaws of at least 62 other public companies.

The staff's letters addressing proxy access proposals demonstrate that, so long as the essential elements of a shareholder-proposed proxy access regime have been adopted (e.g., minimum ownership requirement, minimum ownership period and maximum number of permitted nominees), the proposal may be excluded even if the company's proxy access bylaw imposes additional restrictions not contemplated by the proposal (e.g., a post-meeting holding period) or diverges from certain requirements of the proposal (e.g., unrestricted aggregation). Section 3.16 now provides for the same minimum ownership requirement and the same maximum recall period for loaned shares as called for by the Proposal. Accordingly, the Company's current "policies, practices and procedures . . . compare favorably with the guidelines of the [P]roposal."

For the reasons discussed above, we believe the Company has substantially implemented the Proposal. We request that the staff concur in our view or, alternatively, confirm that the staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2016 proxy materials.

When a written response to this letter is available, I would appreciate your sending it to me by e-mail at alan.dye@hoganlovells.com.

Sincerely,



Alan L. Dye
Partner
alan.dye@hoganlovells.com
D 202 637 5737

Enclosure

cc: Scott M. Stringer (Comptroller, City of New York)
James M. Sack (NVR, Inc.)
Gene Bredow (NVR, Inc.)

EXHIBIT A

Exhibit 3.1

NVR, INC.
BYLAWS
Adopted
as of
September 30, 1993
(and amended as of March 17, 2016)

TABLE OF CONTENTS

BYLAWS
OF
NVR, INC.

ARTICLE I
CORPORATE OFFICE

1.01 Registered Office.

The address of the registered office of the corporation shall be 8270 Greensboro Drive, Suite 810, McLean, Virginia 22102 and the registered agent at such address shall be James M. Sack.

1.02 Other Offices.

The corporation may also have other offices at such locations both within and without the Commonwealth of Virginia as the Board of Directors may from time to time determine or as the business of the corporation may require.

ARTICLE II
MEETING OF SHAREHOLDERS

2.01 Annual Meetings.

Annual meetings of shareholders shall be held within five months after the end of the corporation's fiscal year, or such other time as may be determined by the Board of Directors, at such plans, date and hour as shall be designated from time to time by the Board of Directors and stated in a notice of the meeting or a duly executed waiver of notice thereof.

2.02 Place.

All meetings of shareholders shall be held in the County of Fairfax, in the Commonwealth of Virginia or at such other place within or without Virginia as may be designated for that purpose from time to time by the Board of Directors and stated in the notice of the meeting or a duly executed waiver of notice thereof.

2.03 Notice.

(a) The corporation shall notify shareholders of the date, time and place of each annual and special shareholders' meeting. Such notice shall be given no less than ten (10) or more than sixty (60) days before the meeting date, except that notice of a shareholders' meeting to act on an amendment of the Articles of Incorporation, a plan of merger or share exchange, a proposed sale of assets which must be approved by the shareholders, or the dissolution of the corporation shall be given not less than twenty-five (25) nor more than sixty (60) days before the meeting date. Unless otherwise required by the Articles of Incorporation or by law, the corporation is required to give notice only to shareholders entitled to vote at the meeting.

(b) Unless otherwise required by the Articles of Incorporation or by law, notice of an annual meeting need not state the purpose or purposes for which the meeting is called. Notice of a special meeting shall state the purpose or purposes for which the meeting is called.

(c) If an annual or special meeting is adjourned to a different date, time or place, notice need not be given if the new date, time or place is announced at the meeting before adjournment. If a new record date for the adjourned meeting is fixed as specified in Section 2.09 of these Bylaws or by law, however, notice of the adjourned meeting shall be given to persons who are shareholders as of the new record date.

(d) Notwithstanding the foregoing, no notice of a shareholders' meeting need be given to a shareholder if (i) an annual report and proxy statements for two consecutive annual meetings of shareholders or (ii) all, and at least two, checks in payment of dividends or interest on securities during a twelve-month period, have been sent by first-class United States mail, addressed to the shareholder at his or her address as it appears on the share transfer books of the corporation, and returned undeliverable. The obligation of the corporation to give notice of shareholders' meetings to any such shareholder shall be reinstated once the corporation has received a new address for such shareholder for entry on its share transfer books.

2.04 **Matters to be Considered at Annual Meeting.**

(a) At an annual meeting of shareholders, only such business shall be conducted as shall have been properly brought before the annual meeting (i) pursuant to the notice of meeting delivered to shareholders in accordance with Section 2.03 of this Article II, (ii) by, or at the direction of, the Board of Directors or (iii) by any shareholder of the corporation who was a shareholder of record both at the time of giving notice provided for in this Section 2.04 and at the time of the annual meeting, who is entitled to vote at the annual meeting and who complied with the notice procedures set forth in this Section 2.04. For business (other than nomination of a candidate for director, which shall be governed by Sections 3.03 or 3.16 of these Bylaws, as applicable) to be properly brought before an annual meeting by a shareholder pursuant to clause (iii) of the preceding sentence, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder's notice must be given, either by personal delivery or by United States certified mail, postage prepaid, and received at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting and not later than the close of business on the 90th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the preceding year or the date of the mailing of the notice for the current year's annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year's annual meeting, notice by the shareholder, to be timely, must be so delivered not earlier than the close of business on the 120th day prior to the date of mailing of the notice for such annual meeting and not later than the close of business on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the 10th day following the day on which public announcement of the date of mailing of the notice for such meeting is first made by the corporation. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a shareholder's notice as described above.

(b) A shareholder's notice must contain, as of the date of its delivery to the Secretary of the corporation: (i) the name and address of the shareholder delivering the notice, as they appear on the corporation's stock transfer books, and the name and address (if different) of any beneficial owner(s) on whose behalf the proposal is made; (ii) the class and number of shares of stock of the corporation that are owned beneficially and of record by the shareholder and any such beneficial owner; (iii) a representation that the shareholder is a shareholder of record and intends to appear in person or by proxy at the annual meeting to introduce the business specified in the notice; and (iv) a description in reasonable detail of the business proposed to be brought before the annual meeting, including the complete text of any resolutions to be presented at the annual meeting, the reasons for conducting the proposed business at the annual meeting, and any material interest in the proposed business of the shareholder and any beneficial owner, including any anticipated benefit to the shareholder or beneficial owner.

(c) The presiding officer of the annual meeting shall have the discretion to declare at the annual meeting that any business proposed by a shareholder to be considered at the annual meeting is out of order and shall not be transacted at the annual meeting if the presiding officer concludes that (i) the matter has been proposed in a manner inconsistent with this Section 2.04 (or, with respect to nomination of a candidate for director, Section 3.03 or 3.16 of these Bylaws, as applicable); or (ii) the subject matter of the proposed business is inappropriate for consideration at the annual meeting.

(d) For purposes of this Section 2.04, (i) the "date of mailing of the notice" means the date of the proxy statement for the solicitation of proxies for election of directors and (ii) "public announcement" means disclosure either (1) in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, or in a press release transmitted to the principal securities exchange on which the corporation's common stock is traded, or (2) in a document filed by the corporation with the United States Securities and Exchange Commission.

(e) Notwithstanding the foregoing provisions of this Section 2.04, a shareholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder with respect to matters set forth in this Section 2.04. Nothing in this Section 2.04 shall affect any rights of shareholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

2.05 **Special Meetings.**

Special meetings of shareholders may be called by a majority of the entire Board of Directors. No other person shall be entitled to call a special meeting. Only business within the purpose or purposes described in the meeting notice may be conducted at a special shareholders' meeting.

2.06 **Quorum.**

Action may be taken at a meeting of shareholders with respect to any matter only if a quorum exists with respect to each voting group entitled to vote separately with respect to such matter. Unless more than one voting group is entitled to vote separately with respect to a matter, and unless provided otherwise by the Articles of Incorporation or by law, presence in person or by proxy of the holders of record of shares representing a majority of the votes entitled to be cast on such matter shall constitute a quorum with respect to such matter. If more than one voting group is entitled to vote separately on such matter, unless provided otherwise by the Articles of Incorporation or by law, presence in person or by proxy of the holders of record of shares representing a majority of the votes entitled to be cast on the matter by each voting group constitutes a quorum of that voting group for action on that matter. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or shall be set for the adjourned meeting. Holders of shares representing less than a quorum may adjourn a meeting.

2.07 Voting.

(a) Unless provided otherwise by the Articles of Incorporation or by law, each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting. Unless the Articles of Incorporation provide otherwise, in the election of directors each outstanding share, regardless of class, is entitled to one vote for as many persons as there are directors to be elected at that time and for whose election the shareholder has a right to vote.

(b) If the name signed on a vote, consent, waiver or proxy appointment corresponds to the name of a shareholder of record, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder. If the name signed on a vote, consent, waiver or proxy appointment does not correspond to the name of a shareholder of record, the corporation, if acting in good faith, is nevertheless entitled, but is not required, to accept the vote, consent, waiver or proxy appointment and give it effect as the act of the shareholder to the full extent permitted by law. The corporation is entitled to reject a vote, consent, waiver or proxy appointment if the Secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

(c) If a quorum exists, action on a matter, other than the election of directors or amendment of these Bylaws in accordance with Article VIII, by any voting group is approved if the votes cast within such voting group favoring the action exceed the votes cast within such voting group opposing the action, unless a greater number of affirmative votes is required by law, the Articles of Incorporation or these Bylaws. If the Articles of Incorporation or law provides for voting only by a single voting group on a matter, action on that matter is taken when voted upon by that voting group as provided in this Section 2.07 or by law or these Bylaws. If the Articles of Incorporation or law provides for voting by two or more voting groups on a matter, action on that matter is taken only when voted upon by each of those voting groups counted separately as provided in this Section 2.07 or by law. Action may be taken by one voting group on a matter even though no action is taken by another voting group entitled to vote on the matter.

(d) As provided in the Articles of Incorporation, each director shall be elected by a majority of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present; provided that if the number of nominees exceeds the number of directors to be elected, each director shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. For purposes of this Section 2.07(d), a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director.

2.08 Proxies.

A shareholder may vote the shares held in person or by proxy. A shareholder may appoint a proxy to vote or otherwise act for him by signing an appointment form, either personally or by his attorney-in-fact. An appointment of a proxy is effective when received by the Secretary or other officer or agent authorized to tabulate votes. An appointment is valid for eleven (11) months unless a longer period is expressly provided in the appointment form. An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest. An irrevocable appointment is revoked when the interest with which it is coupled is extinguished. The death or incapacity of the shareholder appointing a proxy does not affect the right of the corporation to accept the proxy's authority unless notice of the death or incapacity is received by the Secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment. Subject to any express limitation on the proxy's authority appearing on the face of the appointment form and other limitations provide by law, the corporation is entitled to accept the proxy's vote or other action as that of the shareholder making the appointment.

2.09 Fixing Record Date.

The Board of Directors may fix a future date as the record date for one or more voting groups in order to make a determination of shareholders for any purpose. The record date may not be more than 70 days before the meeting or action requiring a determination of shareholders. A determination of shareholders entitled to notices of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

2.10 Conduct of Meetings.

The Chairman of the Board, if any, shall preside over all meetings of the shareholders as chairman of the meeting. In the absence of the Chairman of the Board, the Vice Chairman of the Board, if any, or in his absence the Chief Executive Officer or, in his absence the President, or in his absence a Vice President, or in the absence of any such officer a person designated by the Board of Directors, or in the absence of any such person a chairman chosen at the meeting shall preside over the meeting. The Secretary of the corporation shall act as secretary of all the meetings if he is present. If the Secretary is not present, the chairman shall appoint a secretary of the meeting. The chairman of the meeting may appoint one or more inspectors of election to determine the qualification of voters, the validity of proxies, and the results of ballots.

2.11 Action Without Meeting.

Action required or permitted to be taken at a shareholders' meeting may be taken without a meeting and without action by the Board of Directors if the action is taken by all the shareholders entitled to vote on the action in the manner provided in the Virginia Stock Corporation Act.

2.12 Shareholders' List for Meeting.

(a) The officer or agent having charge of the share transfer records of the corporation shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number of shares held by each. The list shall be arranged by voting group and within each voting group by class or series of shares. For a period of ten (10) days prior to the meeting, the list of shareholders shall be kept on file at the registered office of the corporation or at its principal office or at the office of its transfer agent or registrar and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof. The original share transfer records shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer records or to vote at any meeting of shareholders.

(b) If the requirements of this action have not been substantially complied with, the meeting shall, on the demand of any shareholder in person or by proxy, be adjourned until the requirements are complied with. Refusal or failure to prepare or make available the shareholders' list does not affect the validity of action taken at the meeting prior to the making of any such demand, but any action taken by the shareholders after the making of any such demand shall be invalid and of no effect.

ARTICLE III
DIRECTORS

3.01 Powers.

All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the Board of Directors, subject to any limitation set forth in the Articles of Incorporation.

3.02 Composition of the Board of Directors.

The Board of Directors shall consist of no less than seven directors and no more than thirteen directors, as determined by the Board of Directors from time to time by resolution. The majority of the directors shall be independent directors. For purposes of these Bylaws, "independent director" shall mean a director who is "independent" under the listing standards of any national securities exchange upon which the corporation's shares are listed (but not the listing standards relating to the independence of the members of audit committees). The Board, acting in good faith, shall determine whether a director is an independent director, and shall have the exclusive right and power to interpret and apply the provisions of this Section 3.02. The validity of any action taken by the Board shall not be affected by the failure to have a majority of independent directors or by the existence of a vacancy at the time such action was taken.

3.03 Director Nominations.

(a) Nomination of candidates for election as directors of the corporation at any annual or special meeting of shareholders may be made (i) pursuant to the corporation's notice of meeting, (ii) by, or at the direction of, the Board of Directors or (iii) by any shareholder of the corporation who was a shareholder of record both at the time of giving notice provided for in this Section 3.03 and at the time of the applicable meeting, who is entitled to vote at the applicable meeting and who complied with the notice procedures set forth in this Section 3.03 (and, in the case of a special meeting, provided that the Board of Directors has determined that directors shall be elected at such special meeting). Only persons nominated in accordance with the procedures set forth in this Section 3.03 or Section 3.16 shall be eligible for election as directors at an annual or special meeting of shareholders. Nominations other than those made by, or at the direction of, the Board of Directors shall be made pursuant to timely notice in writing to the Secretary of the corporation as set forth in this Section 3.03. The public announcement of a postponement or adjournment of an annual or special meeting to a later date or time shall not commence a new time period for the giving of a shareholder's notice pursuant to any provision of this Section 3.03.

(b) With respect to an annual meeting, to be timely, a shareholder's notice (other than a notice pursuant to Section 3.16 of these Bylaws) must be given, either by personal delivery or by United States certified mail, postage prepaid, and received at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting and not later than the close of business on the 90th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the preceding year or the date of the mailing of the notice for the current year's annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year's annual meeting, notice by the shareholder, to be timely, must be so delivered not earlier than the close of business on the 120th day prior to the date of mailing of the notice for the annual meeting and not later than the close of business on the later of the 90th day prior to the date of mailing of the notice for the annual meeting or the 10th day following the day on which public announcement of the date of mailing of the notice for the meeting is first made by the corporation.

(c) With respect to a special meeting, to be timely, a shareholder's notice must be given, either by personal delivery or by United States certified mail, postage prepaid, and received at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and the nominees proposed by the Board of Directors to be elected at such meeting.

(d) The shareholder's notice required by this Section 3.03 shall set forth, as of the date of delivery of the notice to the Secretary of the corporation (i) as to each person whom the shareholder proposes to nominate for election or re-election as a director: (1) the nominee's name, age, business address and residence address; (2) the nominee's principal occupation or employment; (3) the class and number of shares of the corporation's stock owned beneficially or of record by the nominee on the date of the shareholder's notice; (4) any other information relating to the nominee that would be required to be disclosed in a proxy statement soliciting proxies to elect the nominee pursuant to Regulation 14A under the Exchange Act, or any successor provision, and the nominee's written consent to be named in the proxy statement as a nominee and to serve as a director if elected; and (5) a statement whether such person intends to comply with the Board's corporate governance policies with respect to director resignations; and (ii) as to the shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made: (1) the name and address of the shareholder, as they appear on the corporation's stock transfer books, and name and address, if different, of such beneficial owner; (2) the class and number of shares of stock of the corporation that are owned beneficially or of record by the shareholder or beneficial owner; (3) a representation that the shareholder is a shareholder of record and intends to appear in person or by proxy at the meeting to nominate the person of persons specified in the notice; and (4) a description of all arrangements or understandings between the shareholder or beneficial owner and each nominee pursuant to which the nomination or nominations are to be made by the shareholder.

(e) For purposes of this Section 3.03, (i) the "date of mailing of the notice" means the date of the proxy statement for the solicitation of proxies for election of directors and (ii) "public announcement" means disclosure either (1) in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, or in a press release transmitted to the principal securities exchange on which the corporation's common stock is traded, or (2) in a document filed by the corporation with the United States Securities and Exchange Commission.

3.04 Election and Term of Office.

Except as provided in the Articles of Incorporation and Section 3.05 of these Bylaws, directors shall be elected at the annual meeting of shareholders (or at any special meeting in lieu thereof). The terms of all directors shall expire at the next annual meeting of shareholders following their election, or upon their earlier death, resignation or removal. Despite the expiration of a director's term, the director shall continue to hold office until a successor is elected and qualifies or until there is a decrease in the number of directors. A decrease in the number of directors shall not shorten an incumbent director's term. No individual shall be named or elected as a director without his prior consent.

3.05 Vacancies.

Unless the Articles of Incorporation provide otherwise, if a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of directors, the shareholders may fill the vacancy, or a majority of the entire Board of Directors then in office, upon recommendation of the Nominating Committee, may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum, they may fill the vacancy by the affirmative vote of a majority of directors remaining in office. Unless the Articles of Incorporation provide otherwise, if the vacant office was held by a director elected by a voting group of shareholders, only the holders of that voting group are entitled to vote to fill the vacancy if it is to be filled by the shareholders. A vacancy that will occur at a specific later date may be filled before the vacancy occurs but the new director may not take office until the vacancy occurs.

3.06 Resignation and Removal of Directors.

(a) A director may resign at any time by delivering written notice to the Board of Directors, the Chairman, the Chief Executive Officer, the President, or the Secretary. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor will not take office until the effective date of the resignation.

(b) A director may be removed only for cause, as defined in the Articles of Incorporation, by the shareholders at a meeting (which may be an annual meeting or a special meeting) of the shareholders held in accordance with these Bylaws. The notice for such meeting must state that the purpose, or one of the purposes of the meeting is the removal of such director, specify the alleged grounds for such removal, and include any statement that such director provides in response to such allegations. If a director has been elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. Unless the Articles of Incorporation require a greater vote, a director may be removed if the number of votes cast to remove him constitutes a majority of the votes entitled to be cast at an election of directors of the voting group or voting groups by which such director was elected.

3.07 Place of Meetings.

The Board of Directors may hold regular or special meetings in or out of the Commonwealth of Virginia.

3.08 Regular Meetings.

Unless the Articles of Incorporation provide otherwise, regular meetings of the Board of Directors may be held, without notice of the date, time, place, or purpose of the meeting, as may be designated from time to time by resolution of the Board.

3.09 Special Meetings — Call and Notice.

(a) Special meetings of the Board of Directors may be called at any time by the Chairman of the Board or, if the Chairman is absent or unable or unwilling to act, the Chief Executive Officer, or if the Chief Executive Officer is absent or unwilling or unable to act, the President (if the President is a director) or the Secretary or three or more directors. Notice of any special meeting shall be given to each director at least 24 hours prior thereto either personally or by telephone, telegram or facsimile transmission, at least 48 hours prior to the meeting by overnight air courier, or at least five days prior thereto by mail, addressed to such director at his address as it appears in the records of the corporation. Such notice shall be deemed to be delivered when sent by facsimile transmission to the facsimile number of a director appearing in the corporation's records, or when delivered to the telegraph company if sent by telegram, or when given to the air courier company, or when deposited in the United States mail so addressed, with postage thereon prepaid. The notice need not describe the purpose of the special meeting unless required by the Articles of Incorporation.

(b) A director may waive any notice required by these Bylaws, the Articles of Incorporation, or law before or after the date and time stated in the notice for a meeting, and such waiver shall be equivalent to the giving of such notice. Except as provided in the next sentence, the waiver shall be in writing, signed by the director entitled to notice, and filed with the minutes or corporate records. A director's attendance at or participation in a meeting waives any required notice to such director of the meeting, unless the director at the beginning of the meeting or promptly upon his arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

3.10 Meetings by Telephone.

Unless the Articles of Incorporation provide otherwise, the Board of Directors may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through the use of any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

3.11 Quorum; Vote.

(a) Unless the Articles of Incorporation or these Bylaws require a greater number for the transaction of all business or any particular business, a quorum of a Board of Directors consists of a majority of the number of directors prescribed by the Articles of Incorporation or these Bylaws as constituting the size of the Board of Directors. If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the Board of Directors unless the Articles of Incorporation require the vote of a greater number of directors.

(b) Notwithstanding the provisions of Section 3.11(a), the affirmative vote of a majority of the entire Board of Directors shall be required to: (i) amend the Articles of Incorporation or these Bylaws; (ii) adopt a plan of liquidation or dissolution of the corporation; (iii) approve any merger, consolidation or other business combination of the corporation or any of its subsidiaries with any person (other than a wholly owned subsidiary of the corporation), or any acquisition or disposition by the corporation or any of its subsidiaries of assets or businesses (in one transaction or a series of transactions) which assets or businesses have an aggregate market value equal to 10% or more of either (A) the aggregate market value of all the corporation's assets prior to the consummation of the proposed transaction determined on a consolidated basis, or (B) 10% of the aggregate market value of all the outstanding capital stock of the corporation, (iv) issue any shares of capital stock or other securities of the corporation or options, warrants or other rights to acquire capital stock or securities convertible into or exchangeable for capital stock of the corporation (other than as approved by the Compensation Committee); and (v) engage in any line of business from which the corporation would derive material revenue or make a material investment or incur material liabilities other than (A) businesses in which the corporation is engaged on the effective date of the plan of reorganization of NVR L.P. and (B) other homebuilding or related financial services businesses, including any financial services businesses related to mortgage origination, mortgage servicing or residential real estate financing. Approval by the corporation, as shareholder, of any action taken by a subsidiary of the corporation of the type described in clause (iii) shall require prior approval by a majority of the entire Board of Directors.

3.12 Presumption of Assent.

A director who is present at a meeting of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless (i) he objects at the beginning of the meeting, or promptly upon his arrival, to holding it or transacting specified business at the meeting, or (ii) he votes against, or abstains from, the action taken.

3.13 Board Action Without a Meeting.

Unless the Articles of Incorporation provide otherwise, action required or permitted by law to be taken at a meeting of the Board of Directors may be taken without a meeting if the action is taken by all members of the Board. The action shall be evidenced by one or more written consents stating the action taken, signed by each director either before or after the action taken, and included in the minutes or filed with the corporate records reflecting the action taken. Action taken under this Section 3.13 is effective when the last director signs the consent unless the consent specifies a different effective date, in which event the action taken is effective as of the date specified therein provided the consent states the date of execution by each director. A consent signed under this Section 3.13 has the effect of a meeting vote and may be described as such in any document.

3.14 Advisors.

The Board of Directors may designate, from time to time, individuals who will be retained by the corporation as advisors to the Board of Directors. Advisors to the Board of Directors will have such duties and compensation as may be determined by the Board of Directors and set forth in separate advisory agreements. Advisors to the Board of Directors shall be subject to the same policies regarding corporation opportunities, conflicts of interest, confidentiality, securities trading and affiliate transactions as applicable to directors, and advisors shall be entitled to the same indemnification from the corporation as directors.

3.15 Compensation.

Unless the Articles of Incorporation provide otherwise, the Board of Directors may fix the compensation of directors, advisors and members of committees and may provide for reimbursements for expenses. No such compensation shall preclude any director or advisor from serving the corporation in any other capacity and receiving compensation therefor.

3.16 Proxy Access.

(a) The corporation shall include in its proxy statement for an annual meeting of shareholders the name, together with the Required Information (as defined below), of any person nominated for election (a "Shareholder Nominee") to the Board of Directors by a shareholder that satisfies, or by a group of no more than twenty (20) shareholders that satisfy, the requirements of this Section 3.16 (an "Eligible Shareholder"), and that expressly elects at the time of providing the notice required by this Section 3.16 (the "Nomination Notice") to have its nominee included in the corporation's proxy materials pursuant to this Section 3.16.

(b) To be timely, a shareholder's Nomination Notice must be given, either by personal delivery or by United States certified mail, postage prepaid, and received at the principal executive offices of the corporation not earlier than the close of business on the 150th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting and not later than the close of business on the 120th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting; provided, however, that in the event that the annual meeting is called for a date that is more than thirty (30) days before or after the anniversary of the preceding year's annual meeting, notice by the shareholder, to be timely, must be so delivered not earlier than the close of business on the 120th day prior to the date of mailing of the notice for such annual meeting and not later than the close of business on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the 10th day following the day on which public announcement of the date of mailing of the notice for such meeting is first made by the corporation. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a Nomination Notice as described above.

(c) For purposes of this Section 3.16, the "Required Information" that the corporation will include in its proxy statement is (i) the information concerning the Shareholder Nominee and the Eligible Shareholder that is required to be disclosed in the corporation's proxy statement by the regulations promulgated under the Exchange Act, and (ii) if the Eligible Shareholder so elects, a Statement (as defined in Section 3.16(g)). To be timely, the Required Information must be delivered to or mailed to and received by the Secretary within the time period specified in this Section 3.16 for providing the Nomination Notice.

(d) The number of Shareholder Nominees (including Shareholder Nominees that were submitted by an Eligible Shareholder for inclusion in the corporation's proxy materials pursuant to this Section 3.16 but either are subsequently withdrawn or that the Board of Directors decides to nominate as Board of Director nominees), together with any nominees who were previously elected to the Board of Directors as Shareholder Nominees at any of the preceding two annual meetings and who are re-nominated for election at such annual meeting by the Board of Directors, appearing in the corporation's proxy materials with respect to an annual meeting of shareholders shall not exceed twenty percent (20%) of the number of directors in office as of the last day on which a Nomination Notice may be delivered pursuant to this Section 3.16, or if such amount is not a whole number, the closest whole number below twenty percent (20%). In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 3.16 exceeds this maximum number, each Eligible Shareholder will select one Shareholder Nominee for inclusion in the corporation's proxy materials until the maximum number is reached, going in order of the amount (largest to smallest) of shares of the capital stock of the corporation each Eligible Shareholder disclosed as owned in its respective Nomination Notice submitted to the corporation and confirmed by the corporation. If the maximum number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

(e) For purposes of this Section 3.16, an Eligible Shareholder shall be deemed to "own" only those outstanding shares of the capital stock of the corporation as to which the shareholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such shareholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such shareholder or any of its affiliates for any purposes or purchased by such shareholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding capital stock of the corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such shareholder's or its affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such shareholder or affiliate. A shareholder shall "own" shares held in the name of a nominee or other intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided that the person has the power to recall such loaned shares on no more than five (5) business days' notice; or (ii) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the capital stock of the corporation are "owned" for these purposes shall be determined by the Board of Directors, which determination shall be conclusive and binding on the corporation and its shareholders.

(f) An Eligible Shareholder must have owned (as defined above) continuously for at least three (3) years that number of shares of capital stock as shall constitute three percent (3%) or more of the outstanding capital stock of the corporation (the "Required Shares") as of both (i) a date within seven (7) days prior to the date of the Nomination Notice and (ii) the record date for determining shareholders entitled to vote at the annual meeting. For purposes of satisfying the foregoing ownership requirement under this Section 3.16, (i) the shares of the capital stock of the corporation owned by one or more shareholders, or by the person or persons who own shares of the capital stock of the corporation and on whose behalf any shareholder is acting, may be aggregated, provided that the number of shareholders and other persons whose ownership of shares of capital stock of the corporation is aggregated for such purpose shall not exceed twenty (20), and (ii) a group of funds under common management and investment control shall be treated as one shareholder or person for this purpose. No person may be a member of more than one group of persons constituting an Eligible Shareholder under this Section 3.16. For the avoidance of doubt, if a group of shareholders aggregates ownership of shares in order to meet the requirements under this Section 3.16, all shares held by each shareholder constituting their contribution to the foregoing three percent (3%) threshold must be held by that shareholder continuously for at least three (3) years, and evidence of such continuous ownership shall be provided as specified in this Section 3.16(f).

Within the time period specified in this Section 3.16 for providing the Nomination Notice, an Eligible Shareholder must provide the following information in writing to the Secretary of the corporation:

(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three (3)-year holding period) verifying that, as of a date within seven (7) days prior to the date of the Nomination Notice, the Eligible Shareholder owns, and has owned continuously for the preceding three (3) years, the Required Shares, and the Eligible Shareholder's agreement to provide, within five (5) business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date;

(ii) the written consent of each Shareholder Nominee to being named in the proxy statement as a nominee and to serving as a director if elected;

(iii) a copy of the Schedule 14N that has been filed with the United States Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act, as such rule may be amended;

(iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements, and understandings during the past three years, and any other material relationships, between or among the Eligible Shareholder and its affiliates and associates, or others acting in concert therewith, on the one hand, and each Shareholder Nominee, and each Shareholder Nominee's respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the Eligible Shareholder making the nomination or on whose behalf the nomination is made, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of Item 404 and the nominee were a director or executive officer of such registrant;

(v) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the shareholder's notice by, or on behalf of, the Eligible Shareholder, the effect or intent of which is to mitigate loss, manage risk or benefit from share price change for, or maintain, increase or decrease the voting power of, such Eligible Shareholder with respect to shares of stock of the corporation, and a representation that the Eligible Shareholder will notify the corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed;

(vi) a representation whether the Eligible Shareholder will engage in a solicitation with respect to the nomination or business and, if so, the percentage of shares of the corporation's capital stock entitled to vote on such matter that are believed or intended to be held by the shareholders to be solicited, the approximate number of shareholders to be solicited if less than all, and the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act, regardless of whether such solicitation is subject to such provision) in such solicitation;

(vii) a representation that the Eligible Shareholder (including each member of any group of shareholders that together is an Eligible Shareholder under Section 3.16) (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent, (B) intends to appear in person or by proxy at the annual meeting to present the nomination, (C) intends to continue to own the Required Shares for at least one year following the annual meeting, (D) has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this Section 3.16, (E) has not engaged and will not engage in, and has not and will not be a "participant" in, another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Shareholder Nominee or a nominee of the Board of Directors, (F) will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the corporation and (G) in the case of a nomination by a group of shareholders that together is an Eligible Shareholder, the designation by all group members of one group member that is authorized to act on behalf of all such members with respect to the nomination and matters related thereto, including any withdrawal of the nomination; and

(viii) an undertaking that the Eligible Shareholder agrees to (A) own the Required Shares through the date of the annual meeting, (B) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of the corporation or out of the information that the Eligible Shareholder provided to the corporation, (C) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination, solicitation or other activity by the Eligible Shareholder in connection with its efforts to elect the Shareholder Nominee pursuant to this Section 3.16, (D) comply with all other laws and regulations applicable to any solicitation in connection with the annual meeting and (E) provide to the corporation prior to the annual meeting such additional information as necessary with respect thereto.

(g) The Eligible Shareholder may provide to the Secretary of the corporation, at the time the information required by this Section 3.16 is provided, a written statement for inclusion in the corporation's proxy statement for the annual meeting, not to exceed five hundred (500) words, in support of the Shareholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Section 3.16, the corporation may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation.

(h) Within the time period specified in this Section 3.16 for delivering the Nomination Notice, a Shareholder Nominee must deliver to the Secretary of the corporation a written representation and agreement that the Shareholder Nominee (i) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director, and (iii) will comply with all of the corporation's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, and any other corporation policies and guidelines applicable to directors, as well as any applicable law, rule or regulation or listing requirement. At the request of the corporation, the Shareholder Nominee must submit all completed and signed questionnaires required of the corporation's directors and officers. The corporation may request such additional information as necessary to permit the Board of Directors to determine whether each Shareholder Nominee is independent under the listing standards of the principal U.S. exchange upon which the corporation's capital stock is listed, any applicable rules of the United States Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the corporation's directors (the "Applicable Independence Standards"). If the Board of Directors determines that a Shareholder Nominee is not independent under the Applicable Independence Standards, the Shareholder Nominee will not be eligible for inclusion in the corporation's proxy materials.

(i) Any Shareholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of shareholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (ii) does not receive at least twenty-five percent (25%) of the votes cast "for" the Shareholder Nominee's election, will be ineligible to be a Shareholder Nominee pursuant to this Section 3.16 for the next two (2) annual meetings.

(j) The corporation shall not be required to include, pursuant to this Section 3.16, any Shareholder Nominees in its proxy materials for any meeting of shareholders (i) for which the Secretary of the corporation receives a notice that a shareholder has nominated a person for election to the Board of Directors pursuant to the advance notice requirements for shareholder nominees for director set forth in Section 3.03 of Article III and such shareholder does not expressly elect at the time of providing the notice to have its nominee included in the corporation's proxy materials pursuant to this Section 3.16, (ii) if the Eligible Shareholder who has nominated such Shareholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Shareholder Nominee(s) or a nominee of the Board of Directors, (iii) who is not independent under the Applicable Independence Standards, as determined by the Board of Directors, (iv) whose election as a member of the Board of Directors would cause the corporation to be in violation of these Bylaws, the Articles of Incorporation, the listing standards of the principal exchange upon which the corporation's capital stock is traded, or any applicable law, rule or regulation, (v) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (vi) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten (10) years, (vii) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (viii) if such Shareholder Nominee or the applicable Eligible Shareholder shall have provided information to the corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading, as determined by the Board of Directors, or (ix) if the Eligible Shareholder or applicable Shareholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Shareholder or Shareholder Nominee or fails to comply with its obligations pursuant to this Section 3.16.

(k) Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding at the meeting shall declare a nomination by an Eligible Shareholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the corporation, if (i) the Shareholder Nominee(s) and/or the applicable Eligible Shareholder shall have breached its or their obligations, agreements or representations under this Section 3.16, as determined by the Board of Directors or the person presiding at the annual meeting of shareholders, or (ii) the Eligible Shareholder (or a qualified representative thereof) does not appear at the annual meeting of shareholders to present any nomination pursuant to this Section 3.16.

(l) The Eligible Shareholder (including any person who owns shares of capital stock of the corporation that constitute part of the Eligible Shareholder's ownership for purposes of satisfying Section 3.16(f) hereof) shall file with the United States Securities and Exchange Commission any solicitation or other communication with the corporation's shareholders relating to the meeting at which the Shareholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act.

(m) For purposes of this Section 3.16, (i) the "date of mailing of the notice" means the date of the proxy statement for the solicitation of proxies for election of directors and (ii) "public announcement" means disclosure either (1) in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, or in a press release transmitted to the principal securities exchange on which the corporation's common stock is traded, or (2) in a document filed by the corporation with the United States Securities and Exchange Commission.

ARTICLE IV
COMMITTEES

4.01 Standing Committees.

(a) The Board of Directors shall have four standing committees: an Audit Committee, a Compensation Committee, a Nominating Committee and an Executive Committee. Each standing committee shall have not less than four members, who will be appointed by a majority of the entire Board of Directors. Each member of the Audit, Compensation and Nominating Committees shall be an independent director.

(b) Compensation Committee.

The Compensation Committee shall have such powers, authority and responsibilities as may be determined by a majority of the entire Board of Directors.

(c) Nominating Committee.

The Nominating Committee shall have such powers, authority and responsibilities as may be determined by a majority of the entire Board of Directors.

(d) Executive Committee.

The Executive Committee shall have such powers, authority and responsibilities as may be determined by a majority of the entire Board of Directors.

4.02 Other Committees.

Unless the Articles of Incorporation provide otherwise, the Board of Directors may create other committees and appoint members of the Board of Directors to serve on them. Each such other committee shall have three or more members, who will be appointed by a majority of the entire Board of Directors.

4.03 Committee Authority.

(a) The creation of a committee, the appointment of its members and the determination of its functions and duties shall be approved by a majority of the entire Board of Directors. Board or committee members shall have the right to request and receive such information, reports and/or backup data from employees of the corporation or the corporation's auditors, as the case may be, as they deem necessary to assist them in the conduct of their duties, and any committee shall have the right upon the affirmative vote of the majority of the entire Board of Directors to retain such advisors and consultants as it deems necessary or appropriate to assist the members in carrying out the committee's responsibilities.

(b) To the extent specified by the Board of Directors or in the Articles of Incorporation, each committee may exercise the authority of the Board of Directors, except that a committee may not: (i) approve or recommend to shareholders action that is required by law to be approved by shareholders; (ii) fill vacancies on the Board or on any of its committees; (iii) amend the Articles of Incorporation; (iv) adopt, amend, or appeal these Bylaws; (v) approve a plan of merger not requiring shareholder approval; (vi) authorize or approve a distribution or dividend; (vii) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares, except that the Board of Directors may authorize a committee, or a senior executive officer of the corporation, to do so within limits specifically prescribed by the Board of Directors; or (viii) take any other action that is not permitted to be taken by a committee under applicable law.

4.04 Conduct of Meetings.

Each committee referred to or provided for in these Bylaws shall have authority, except as may otherwise be required by law or by resolutions of the Board of Directors, to fix its own rules of procedure and to meet where and as provided by such rules; *provided, however*, not less than a majority in number of the designated members of any committee shall be required to constitute a quorum for any committee meeting, and where a quorum is present, the affirmative vote of a majority of the directors present at any committee meeting shall be required to approve any action taken by the committee.

ARTICLE V
OFFICERS

5.01 Required Officers; Other Officers.

The corporation shall have a President and a Secretary and may have such other officers as are appointed by the Board of Directors or by other officers authorized by the Board to appoint additional officers. Each officer shall perform the duties prescribed by the Board of Directors or by direction of an officer authorized by the Board of Directors to prescribe the duties of other officers. The Board may appoint a Chairman of the Board and, if the Board so designates, the Chairman of the Board may be an officer of the corporation. The same individual may simultaneously hold more than one office.

5.02 Appointment and Term of Office.

Each officer of the corporation shall be appointed by the Board of Directors, or by another officer authorized by the Board to appoint additional officers, and shall serve at the pleasure of the Board of Directors or such other officer and until his successor shall have been chosen and qualified, or until his earlier death, resignation or removal. Appointment of an officer shall not of itself create any contractual rights of the officer or the corporation.

5.03 Resignation and Removal of Officers.

An officer may resign at any time by delivering notice to the corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the corporation accepts the future date, the Board of Directors may fill the pending vacancy before the effective date if the successor does not take office until the effective date. The Board of Directors may remove any officer at any time with or without cause and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

5.04 Compensation of Officers.

The Compensation Committee may fix the compensation of officers and provide for reimbursement of expenses.

ARTICLE VI
SHARE PROVISIONS

6.01 Issuance of Shares.

Any issuances of shares must be authorized by the Board of Directors. Shares may be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, contracts for services to be performed, or other securities of the corporation. A good faith determination by the Board of Directors that the consideration received or to be received for the shares to be issued is adequate is conclusive insofar as the adequacy of consideration relates to whether the shares are validly issued, fully paid and nonassessable. When the Board of Directors has made such a determination and the corporation has received the consideration, the shares issued therefore are fully paid and nonassessable. Where it cannot be determined that outstanding shares are fully paid and nonassessable, there shall be a conclusive presumption that such shares are fully paid and nonassessable if the Board of Directors makes a good faith determination that there is no substantial evidence that the full consideration for such shares has not been paid.

6.02 Liability for Shares Issued before Payment.

A purchaser of shares from the corporation is not liable to the corporation with respect to the shares except to pay the consideration for which the shares were authorized to be issued as provided in Section 6.01.

6.03 Certificates Evidencing Shares.

Every owner of stock of the corporation shall be entitled to have a certificate or certificates, to be in such form as the Board shall prescribe consistent with these Bylaws and applicable law, certifying the number and class or series of shares of the stock of the corporation owned by such person. Each share certificate shall state on its face (i) the name of the corporation and that the corporation is organized under the law of the Commonwealth of Virginia, (ii) the name of the person to whom such shares are issued, and (iii) the number and class of shares and the designation of the series, if any, that the certificate represents. If the corporation is authorized to issue different classes of shares or different series within a class, the designations, relative rights, preferences, and limitations applicable to each class and the variations and rights, preferences, and limitations determined for each series (and the authority of the Board of Directors to determine variations for future series) shall be summarized on the front or back of each certificate for shares of such class or series. Alternatively, each certificate may state conspicuously on its front or back that the corporation will furnish the shareholder this information on request in writing and without charge. Each share certificate shall be signed (i) by the Treasurer or Assistant Treasurer and (ii) by the Secretary or Assistant Secretary and may bear the corporate seal or its facsimile. The signatures on any certificates may be by facsimile.

6.04 Transfers of Stock.

Transfers of shares of stock of the corporation shall be made only on the books of the corporation by the registered holder thereof, or by such holder's attorney authorized to make such transfer by a power of attorney duly executed and filed with the Secretary, or with the transfer agent appointed as provided in Section 6.05 hereof, and upon surrender of the certificate or certificates for such shares properly endorsed and payment of all taxes thereon. The person in whose name shares of stock stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation. Whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact shall be so expressed in the entry of transfer if, when the certificate or certificates shall be presented to the corporation for transfer, both the transferor and the transferee request the corporation to do so.

6.05 Regulations.

The Board may make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws or applicable law, concerning the issue, transfer, and registration of certificates for shares of the stock of the corporation. It may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them.

6.06 Lost, Stolen, Destroyed, or Mutilated Certificates.

In any case of loss, theft, destruction, or mutilation of any certificate of stock, another may be issued in its place, upon the making of an affidavit of that fact by the person claiming the certificates for shares to be lost, stolen, destroyed, or mutilated and upon the giving of a bond of indemnity to the corporation in such form and amount as the Board, or any officer or agent authorized by the Board, may direct. A new certificate may be issued without requiring any bond when, in the judgment of the Board or such officer or agent, it is proper to do so.

ARTICLE VII
MISCELLANEOUS

7.01 Corporate Records.

The corporation shall keep as permanent records minutes of all meetings of the shareholders and the Board of Directors, a record of all actions taken by the shareholders or the Board of Directors without a meeting and a record of all actions taken by a committee of the Board of the Directors in place of the Board of Directors on behalf of the corporation. The corporation shall maintain appropriate accounting records. The corporation or its agent shall maintain a record of the shareholders, in a form that permits preparation of a list of names and addresses of all shareholders, in alphabetical order by class and series, if any, of shares showing the number and class and series, if any, of shares held by each. The corporation also shall keep a copy of those additional records required by Section 13.1-770 of the Virginia Stock Corporation Act.

7.02 Corporate Seal.

The corporation may elect to have a corporate seal. The seal of the corporation, if any, shall have inscribed thereon the name of the corporation, the year of its organization, and the words "Corporate Seal" and "Virginia," and shall be in such form as shall be approved from time to time by the Board of Directors. The seal, or a facsimile of it, may be used by impressing or affixing it or in any other manner reproducing it.

7.03 Fiscal Year.

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

7.04 Contracts, Checks, Notes and Drafts.

The Board, except as may be otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name and on behalf of the corporation. Such authority may be general or confirmed to specific instances. Checks, notes, drafts, and other orders for the payment of money shall be signed by such person or persons as the Board of Directors may from time to time designate. The signature of any such person or persons may be a facsimile when authorized by the Board of Directors.

7.05 Transactions with Affiliates.

The corporation shall not enter into any contract or other transaction with any director, officer, holder of 5% or more of the voting stock of the corporation or any of its subsidiaries, or any business entity (other than direct or indirect wholly owned subsidiaries of the corporation) in which any such person is a director, officer, or holder of 10% or more of the equity interests, unless the contract or other transaction is approved or ratified by a majority of the directors of the corporation who do not have any personal interest in the transaction after disclosure of such relationship or interest.

ARTICLE VIII
AMENDMENT OF BYLAWS

These Bylaws may be amended or repealed or new Bylaws may be adopted (a) by the shareholders at any annual or special meeting, if the notice thereof states that amendment or repeal or the adoption of new Bylaws is one of the purposes of such meeting, or (b) by the affirmative vote of a majority of the entire Board of Directors, provided that the affirmative vote of holders of a majority of the outstanding shares of the corporation will be necessary to amend Sections 3.02, 3.11, 4.01, 7.05 and this Article VIII of these Bylaws.

Adopted by the Board of Directors on September 30, 1993, amended by the shareholders and the Board of Directors on November 2, 2005, and further amended by the Board of Directors on May 4, 2007, and further amended by the shareholders and the Board of Directors on May 4, 2010, and further amended by the Board of Directors on November 6, 2015, and further amended by the Board of Directors on March 17, 2016.